Room 4561
September 30, 2005

via U.S. mail

Charles K. Narang
Chairman and Chief Executive Officer
NCI, Inc.
11730 Plaza America Drive
Reston, Virginia 20190

      Re:	NCI, Inc.
      Amendment No. 1 to Registration Statement on Form S-1
      Filed September 6, 2005
		File No. 333-127006

Dear Mr. Narang:

      As we indicated in our letter to you dated September 23, 2005, we have reviewed the balance of your responses and related disclosure in your amendment to your registration statement and have the following additional comments.

General
1. We note your response to our prior comment 4. Please revise your disclosure to define the term "GSA Schedule 70" and provide the relevant context to allow an investor to evaluate the significance or potential value to you of this category of contract. For example, in discussing your "diverse base of prime contract vehicles" on page 44, you list specific contracts and their respective ceiling values followed by a reference to "GSA Schedule 70." Please also define "GSA schedule contracts," as found on page 2, for example, and "GSA schedule task orders," as found on page 52.

Prospectus Summary, page 1
2. In addition, please be advised that the instruction to Item
503(a)
of Regulation S-K, provides that the prospectus summary section should contain a brief overview of the key aspects of this offering, identifying those aspects that are the most significant and highlighting such points in clear, plain language. The detailed discussion of relevant industry terms that you have provided in response to prior comment 4, which are located on pages 4 and 5, appears inconsistent with these requirements. Please move this disclosure to a section of the prospectus outside the prospectus summary.
3. We note your response to our prior comment 6.  Without
additional
detail, we are unable to concur with your conclusion regarding your
claimed status as a "leading provider of information technology services and solutions to federal government agencies" based on your statement that you are ranked as one of the top 100 federal prime contractors. Please further substantiate your response that you are recognized externally by news organizations as a leading provider of
technology services and solutions.  For example, provide us copies of
such articles or other documentation that describe the basis for your
claim.  Further, your disclosure that you are a "leading provider"
of
information technology services and solutions to U.S. federal government agencies should be expanded to provide a reader with your relative market share position to provide meaningful context.
4. Please refer to prior comment 19 and your response.  In the first
full paragraph on page 2, in the first paragraph on page 42, and elsewhere in your prospectus where you discuss your total estimated contract backlog, please also disclose the amount that has been funded. Especially since you have now disclosed that you define "backlog" to include the assumption that all related options have been exercised, it appears that this balancing disclosure is warranted to provide investors a better understanding of the disclosure.
5. We note your response to our prior comment 11 regarding your engagement with USTRANSCOM. You indicate that you "anticipate" that
USTRANSCOM will not schedule a competitive bidding process, or recompetition, for comprehensive IT support services until late 2010 or 2011. However, the statement you have provided on page 1 that your largest engagement is not scheduled for recompetition until 2011 fails to provide any context regarding the assumptions behind such statement. If USTRANSCOM has not currently exercised all remaining options under the engagement, revise your disclosure to discuss in clear plain language the assumptions relied upon in making such statement, including, if applicable, the assumption that USTRANSCOM will exercise such options even though it is not obligated to do so.
6.
We note your response to our prior comment 11 regarding ceilings for government wide acquisition contracts. You indicate in your response that annual funding for task orders and delivery orders issued pursuant to GWACs is subject to Congressional approval and in some cases, the government never appropriates the full amount of the ceiling. Further, you disclose in the prospectus that the federal government`s ability to select multiple winners under multiple award contracts, as well as its right to award subsequent task orders among such multiple winners, means that there is no assurance that these multiple award contracts will result in the actual orders equal to the ceiling value, or result in any actual orders.
In light of your response and related disclosure, your reference on page 1 to your contract base including GWACs having ceilings ranging from $500 million to $9 billion and your reference on page 3 to your pursuit of task orders under your "existing prime GWACs" having "an aggregate ceiling in excess of $20 billion" is inappropriate without providing to investors the complete and detailed context necessary to formulate a judgment regarding not only your prospects of winning additional business but also the amount of such awards. Without additional detail, the discussion in these paragraphs could potentially cause a reader to draw a materially inaccurate inference regarding the likelihood or extent to which you would be awarded business under such contracts.
In addition to the information noted above, we believe examples of information that would provide such additional context include but are not limited to a more thorough discussion of industry terms relevant to multiple award contracts, and, for each GWAC for which you disclose a ceiling, specific details regarding:
* the number of other pre-qualified companies who may compete for awards under such GWACs,
* the highest percentage and aggregate dollar amount of a contract ceiling that you have ever actually been awarded in the past under a
GWAC or other multiple award contract, and
* management`s expectation of either what percentage of each GWAC ceilings listed in your registration statement it can hope to win in the future or at the very least management`s expectation regarding the probability of winning contracts equal to 100% of a specific ceiling.
Placing in the prospectus summary such detailed disclosure, which we believe would be necessary in order to provide proper context for your statements, would be inconsistent, however, with the requirements of Item 503(a) of Regulation S-K, as we noted in comment
2 above.  Please remove this disclosure from your Prospectus
Summary.
You may include such statements elsewhere in your prospectus provided you include the contextual discussion described above.

Dilution, page 23
7. We note that you have now filled in the blanks contained in the initial filing of this registration statement in response to prior comment 3, such as the disclosure on page 69 that Mr. Carter and Ms.
Allan were issued options with an exercise price of $0.0007 per share. Please include this information in your discussion on page 23 regarding dilution, including a comparison of the public contribution under this proposed public offering and the effective cash contribution of these persons. See Item 506 of Regulation S-K.

Management`s Discussion and Analysis, page 26
8. We note your response to our prior comment 20. Supplement your disclosure to indicate the aggregate amount that you may earn under the USTRANSCOM contract with respect to the options that the federal government to date has exercised or has notified you that it intends to exercise.
9. We note your response to our prior comment 21. Your added disclosure explains the circumstances under which you would generate less than the targeted amount of profit but not when you would generate more. To the extent such circumstances exist, briefly describe them in your disclosure. If not, revise the last sentence of this paragraph accordingly.
Business, page 41
10. We note your response to our prior comment 28. As indicated in comment 6 above, in each instance outside the prospectus summary where you disclose contract ceilings, please provide additional contextual detail as opposed to inserting a reference to another section of the prospectus. The following are examples of disclosure where additional detail should be provided:
* the fourth paragraph on page 41,
* the fourth paragraph on page 44,
* the third paragraph on page 45, and
* the last paragraph and table on page 51.


Related Party Transactions, page 63
11. We note your response to our prior comment 32. Disclose in the registration statement more detailed information regarding the performance objectives for fiscal year 2004 for each of the individuals listed in our prior comment. In addition, please provide a more detail explanation in your response letter regarding Ms. Allan`s key man/supplemental life benefit program. For example, to the extent you were the beneficiary of and paid for such program, explain why Ms. Allan and not the company, received the balance in her account at the time the plan was cancelled. You indicate that the plan has been terminated. Have other key managers received payments similar to that received by Ms. Allan? Further, supplement footnote 5 to the executive compensation table to disclose that you expect the balance of the $750,000 note payable to be satisfied in full by December 31, 2005.

Shares Eligible for Future Sale, page 68
12. We note your response to our prior comment 33. Supplement the disclosure found under the heading "Shares Eligible for Future
Sale"
to discuss the lock-up agreements you intend to enter into with participants in your directed share program.

Exhibits
13. We reissue our prior comment 47. The contracts referred to in our prior comment, being related party contracts in excess of $60,000, are by their nature material in amount and significance. Although Item 404 of Regulation S-K requires only disclosure of certain relationships and related transactions, as opposed to the filing of a related party agreement, we believe that the guidelines set forth in Item 404 regarding the materiality of a particular related party transaction are the same guidelines a company should use in determining its filing requirements under Item 601(b)(10) with respect to related party contracts.
14. Please confirm whether there exists any management contracts or any compensatory plan, contract or arrangement in which any director or any of the named executive officers participates other than those listed in your Index to Exhibits. To the extent there are such contracts, please file them as exhibits. See Item 601(b)(10)(iii)(A)
of Regulation S-K.

Report of Independent Registered Accounting Firm, page F-2
15. As a reminder, you will need to obtain an unqualified opinion and consent from your independent auditors prior to your registration statement being declared effective.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Kari Jin at (202) 551-3481 or Kathleen
Collins,
Branch Chief - Accounting, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.
Please contact Perry Hindin at (202) 551-3444 or Anne Nguyen,
Special
Counsel, at (202) 551- 3611 with any other questions. If you require further assistance, you may contact me at (202) 551-3730.

Sincerely,



Barbara C. Jacobs
Assistant Director
Office of Computers and Online Services


cc:	via facsimile
      David Charles, Esq.
      Pillsbury Winthrop Shaw Pittman LLP
      (F) (703) 770-7901
Charles K. Narang
NCI, Inc.
September 30, 2005
Page 1